Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

VIA EDGAR

April 30, 2014

Larry Greene

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund (“ARF”)

File Numbers 811-21767 & 333-140821

Alternative Investment Partners Absolute Return Fund STS (“STS”)

File Numbers 811-21831 & 333-140822

AIP Multi-Strategy Fund A (“AMS A”)

File Numbers 811-22192 & 333-149942

AIP Multi-Strategy Fund P (“AMS P”)

File Numbers 811-22193 & 333-149943

AIP Macro Registered Fund A (“Macro A”)

File Numbers 811-22682 & 333-180380

AIP Macro Registered Fund P (“Macro P”)

File Numbers 811-22683 & 333-180381

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on April 29, 2014 (in each case, such Fund’s “April PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we provide responses to the comments from the Commission’s staff (the “Staff”). Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

1.	Comment: The disclosure in the April PEA indicates that each Fund may compel Shareholder redemptions if the value of the Shareholder’s holdings in the Fund falls below a certain minimum threshold requirement for any reason. We note that the

Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

Staff has provided no-action guidance regarding certain conditions on automatic redemptions by registered investment companies. See Investment Company Institute, No-Action Letter (pub. avail. May 1, 1975) (“ICI Letter”). Please confirm supplementally that the Funds comply with these conditions.

Response: We confirm that each Fund complies with all applicable conditions in the ICI Letter regarding automatic redemptions.

As you have requested and as is consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ John F. Cacchione

John F. Cacchione